UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576 and 333-254101) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134, 333-225284 and 333-256571) of Ascendis Pharma A/S (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On November 18, 2021, the Company announced top-line results from Week 84 of the Company’s Phase 2 PaTH Forward Trial, a global trial evaluating the safety, tolerability, and efficacy of its investigational TransCon PTH product candidate in adult patients with hypoparathyroidism. TransCon PTH is an investigational once-daily prodrug of parathyroid hormone designed to restore physiologic levels of PTH 24 hours a day. The week 84 data showed that subjects treated with TransCon PTH had both mean serum calcium levels and urinary calcium excretion that remained stable and in the normal range and that most subjects (93%) continued to be free from taking active vitamin D and were taking < 600 mg/day of calcium supplements. After an initial screening and baseline assessment period, patients in the Phase 2 PaTH Forward Trial were randomized to blinded treatment with TransCon PTH at 15, 18, or 21 μg/day or placebo for 4 weeks, followed by a switch to open label treatment, during which physicians could optimize dosing of TransCon PTH to meet individual treatment objectives.

Key Findings at Week 84 of the Phase 2 PaTH Forward Trial:

•	58 out of the 59 original trial participants continued open-label treatment with TransCon PTH.

•	Mean serum calcium levels remained stable and in the normal range.

•

All study subjects discontinued active vitamin D supplements in the earliest weeks of the trial and have remained off it since then. In addition, 93% of study subjects were taking calcium supplements <600 mg/day.

•	Mean urinary calcium excretion remained stable and in the normal range.

•

TransCon PTH was well-tolerated at all doses administered. No treatment-related serious or severe adverse events occurred, and no treatment-emergent adverse events led to discontinuation of study drug.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: November 18, 2021	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Senior Vice President, Chief Legal Officer